SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE NINETY-THIRD

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. PLACE: Rua Coronel Dulcídio nº 800, city of Curitiba, State of Paraná. 2. DATE AND TIME: April 26, 2010 at 9 a.m. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Executive Secretary. 4. AGENDA AND RESOLUTIONS:

1. With the Board members Mr. Jorge Michel Lepeltier and Mr. Rubens Ghilardi abstaining, the Board of Directors decided to elect, as directed by the majority shareholder:  Mr. RONALD THADEU RAVEDUTTI as the Chief Executive Officer in place of Mr. Rubens Ghilardi, Mr. LUIZ ANTONIO ROSSAFA as the Chief Administration Officer in place of Mr. Rubens Ghilardi, Ms. REGINA MARIA BUENO BACELLAR as the Chief Legal Officer in place of Mr. Paulo Roberto Trompczynski, Mr. VLADEMIR SANTO DALEFFE as the Chief Distribution Officer in place of Mr. Ronald Thadeu Ravedutti, Mr. EDSON SARDETO as the Chief Engineering Officer in place of Mr. Luiz Antonio Rossafa, and Mr. RAFAEL IATAURO as the Financial, Investor Relations and External Stockholding Officer in place of Mr. Antonio Rycheta Arten. The Board also decided that Mr. Ronald Thadeu Ravedutti should join the Board of Directors as the Executive Secretary till the holding of the Annual Shareholders’ Meeting to fill the vacancy left by Mr. Rubens Ghilardi who held this position in his capacity as the Chief Executive Officer. It also recorded the resignation tendered by the Board member Mr. Nilton Camargo Costa, the employees’ representative, and the nomination of Mr. João Carlos Fassina, who came second in the elections, designating him to participate in the meetings till the holding of the Annual Shareholders’ Meeting to fill the vacancy left by Mr. Nilton Camargo Costa, who was the employees’ representative on the Board of Directors, pursuant to Article 21, Clause VII of the Bylaws of Copel. Mr. João Bonifácio Cabral Júnior informed that he is resigning as the Chairman of the Board on this date for personal reasons. 5. ATTENDANCE: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman; RUBENS GHILARDI – Executive Secretary; LAURITA COSTA ROSA; LUIZ ANTONIO RODRIGUES ELIAS; MUNIR KARAM; ROGÉRIO DE PAULA QUADROS, JORGE MICHEL LEPELTIER. ------------------ The full text of the Minutes of the 93rd Extraordinary Board of Director’s Meeting was drawn up in the Company’s Book no. 06 registered at the State of Paraná Trade Registry under no. 05/095391-5, on August 08, 2005.

 RUBENS GHILARDI

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.